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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IROBOT CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
462726100
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	462726100	Page	2	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital Management-V, L.L.C. – 77-0544011

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,988

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER

470,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,988

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.9%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	462726100	Page	3	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital Fund-V, L.P. – 77-0544013

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,988

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER

470,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,988

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.9%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	462726100	Page	4	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital Fund-V Affiliates Fund (Q), L.P. – 77-0544014

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,988

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER

470,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,988

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.9%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	462726100	Page	5	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital Fund-V Affiliates Fund, L.P. – 77-0544015

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,988

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER

470,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,988

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.9%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	462726100	Page	6	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital Fund-V Principals Fund, L.P. – 77-0544016

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,988

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER

470,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,988

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.9%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	462726100	Page	7	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital Parallel Fund-V, C.V. – 77-0566626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Netherlands

	5	SOLE VOTING POWER

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,988

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER

470,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,988

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.9%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	462726100	Page	8	of	14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter T. Meekin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		29,499

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,988

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,499

WITH:	8	SHARED DISPOSITIVE POWER

		470,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,487

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	2.0%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	462726100	Page	9	of	14
Item 1(a). Name of Issuer:
iRobot Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
63 South Avenue, Burlington, Massachusetts 01803
Item 2(a). Name of Person Filing:
This statement is being filed by Trident Capital Management-V, L.L.C. (“TCMV”), Trident Capital Fund-V, L.P. (“TCV”), Trident Capital Fund-V Affiliates Fund, L.P. (“TCVA”), Trident Capital Fund-V Affiliates Fund (Q), L.P. (“TCVAQ”), Trident Capital Fund-V Principals Fund, L.P. (“TCVP”), Trident Capital Parallel Fund-V, C.V. (“TCPV”) and Peter T. Meekin.
TCMV serves as the sole general partner of TCV, TCVA, TCVAQ, TCVP and the sole investment general partner of TCPV.
Peter T. Meekin is one of six managing directors of TCMV.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of TCMV, TCV, TCVA, TCVAQ, TCVP, TCPV and Peter T. Meekin:
c/o Trident Capital
505 Hamilton Avenue, Suite 200
Palo Alto, California 94301
Item 2(c). Citizenship:
TCMV — Delaware
TCV — Delaware
TCVA — Delaware
TCVAQ — Delaware
TCVP — Delaware
TCPV – Netherlands
Peter T. Meekin – United States
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e). CUSIP Number:
462726100
Item 3. Not Applicable.

CUSIP No.	462726100	Page	10	of	14
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
As of December 31, 2007, TCV was the record holder of 421,928 shares of Common Stock (the “TCV Shares”); TCVA was the record holder of 2,453 shares of Common Stock (the “TCVA Shares”); TCVAQ was the record holder of 2,340 shares of Common Stock (the “TCVAQ Shares”); TCVP was the record holder of 12,212 shares of Common Stock (the “TCVP Shares”); TCPV was the record holder of 32,055 shares of Common Stock (the “TCPV Shares”); and Peter T. Meekin was the record holder of 29,499 (1) shares of Common Stock (the “Meekin Shares”).
By virtue of their relationship as affiliated entities, whose general partners have overlapping individual managing directors, as the case may be, each of TCV, TCVA, TCVAQ, TCVP and TCPV may be deemed to beneficially own and share the power to direct the disposition and vote of the TCV Shares, TCVA Shares, TCVAQ Shares, TCVP Shares and TCPV Shares for an aggregate of 470,988 shares (the “Record Shares”).
TCMV (as sole general partner of TCV, TCVA, TCVAQ and TCVP, and sole investment general partner of TCPV) may also be deemed to beneficially own the Record Shares.
As a managing director of TCMV, Peter T. Meekin may be deemed to beneficially own the Record Shares and the Meekin shares for an aggregate of 500,487 shares.
Each reporting person disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of all of the reported shares.
(b) Percent of class:

TCMV	1.9%
TCV	1.9%
TCVA	1.9%
TCVAQ	1.9%
TCVP	1.9%
TCPV	1.9%
Peter T. Meekin	2.0%
The foregoing percentages are calculated based on the 24,484,211 shares of Common Stock of iRobot Corporation outstanding as of October 27, 2007 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2007.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

Peter T. Meekin	29,499	(1)

CUSIP No.	462726100	Page	11	of	14
0 shares for each other reporting person
(ii) Shared power to vote or to direct the vote:
470,988 shares for each reporting person
(iii) Sole power to dispose or to direct the disposition of:
Peter T. Meekin
29,499 (1)
0 shares for each other reporting person
(iv) Shared power to dispose or to direct the disposition of:
470,988 shares for each reporting person

(1) Includes 19,334 shares of Common Stock issuable to Peter T. Meekin upon exercise of stock options.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP No.	462726100	Page	12	of	14
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

TRIDENT CAPITAL MANAGEMENT V, L.L.C
TRIDENT CAPITAL FUND-V, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND (Q), L.P.
TRIDENT CAPITAL FUND-V PRINCIPALS FUND, L.P.
TRIDENT CAPITAL PARALLEL FUND-V, C.V.

By:	/s/ Peter T. Meekin

Name:	Peter T. Meekin

Title:	Managing Director

/s/ Peter T. Meekin

Peter T. Meekin

CUSIP No.	462726100	Page	13	of	14
EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No.	462726100	Page	14	of	14
Exhibit 1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
Date: February 14, 2008

TRIDENT CAPITAL MANAGEMENT V, L.L.C
TRIDENT CAPITAL FUND-V, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND (Q), L.P.
TRIDENT CAPITAL FUND-V PRINCIPALS FUND, L.P.
TRIDENT CAPITAL PARALLEL FUND-V, C.V.

By:	/s/ Peter T. Meekin

Name:	Peter T. Meekin

Title:	Managing Director

/s/ Peter T. Meekin

Peter T. Meekin